October 26, 2018

Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

Re: Chunghwa Telecom Co., Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2017

Filed April 27, 2018

File Number 001-31731

We are providing this letter in connection with the letter received from the staff of Securities and Exchange Commission dated September 21, 2018 regarding the Financial Statements on Form 20-F for the fiscal year ended December 31, 2017 of Chunghwa Telecom Co., Ltd. (Chunghwa or the “Company”). For ease of reference, the Company has included below the text of the Staff’s comment and has set forth the response below such text.

Form 20-F for the Fiscal Year Ended December 31, 2017

Financial Statements

Note 3. Summary of Significant Accounting Policies

Basis of Consolidation, page F-11

SEC Comment

Please explain to us in detail your basis under IFRS 10 for consolidating Senao International Co., Ltd. ("SENAO"). In this regard, we note your statement that Chunghwa remains in control over SENAO’s relevant activities despite only holding four out of nine seats on the Board of Directors. Please explain these relevant activities and the existing rights that give Chunghwa the power to direct them. Tell us the extent that you are relying upon decision-making rights delegated to the Company from the large beneficial stockholders and explain the nature of these arrangements. Also, explain the facts and circumstances concerning the other investors in SENAO and any relevant rights held by them.

Response to SEC Comment

After considering the agreement between Chunghwa and some major stockholders of SENAO, Chunghwa’s involvement of SENAO’s relevant activities, and the stockholders’ structure of SENAO, Chunghwa concluded it fulfilled the requirements of IFRS 10.7, including (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and

(c) the ability to use its power over the investee to affect the amount of the investor’s returns and consolidated SENAO in the consolidated financial statements.

We considered based on the relevant Company Act that the Board of Directors of SENAO is the relevant body that has the power to make decisions over the significant financial and operating policies of SENAO. We considered the follow facts as supportive of our conclusion that we have the power over the investee and we can use those powers to affect the amount of our returns in SENAO. Please see below for our analysis:

Agreement between Chunghwa and Some Major Stockholders of SENAO (the “Agreement”)

In December 2006, Chunghwa (the Buyer) entered into a share transfer contract with some major stockholders of SENAO (the Sellers), whereby the Sellers sold some of their shares to the Buyer and pledged the voting rights on the remaining shares they have to Chunghwa.  In this contract, both parties agreed on the following conditions:

1.	The Buyer will acquire SENAO’s share and have control over SENAO.
2.	SENAO’s Chief Financial Officer will be designated by the Buyer.
3.

The Sellers will support not only the candidates that are designated by the Buyer to be elected as directors, but also the Buyer to acquire majority of seats in the Board of Directors through the Sellers’ voting rights in the stockholders’ meeting.

4.	The directors that are designated by the Sellers will support the director that is designated by the Buyer to be elected as the Chairman of the Board.
5.	The percentage of the Sellers’ direct and indirect shareholding plus the percentage of the Buyer’s shareholding should be greater than 51.5%.
6.	Unless the Buyer acquire 51.5% equity share of SENAO, the Sellers shall obtain the Buyer’s consent before disposing SENAO’s shares.
7.	SENAO will become Chunghwa’s exclusive mobile handset distributor.
8.	Chunghwa’s telecommunication service products will be sold in SENAO’s retail stores.

Since 2006, both parties have complied with the aforementioned agreement accordingly and SENAO became one of the subsidiaries of Chunghwa.

Chunghwa had originally four out of seven seats of the Board of Directors of SENAO since 2006.  In order to comply with Taiwan’s regulations, in June 2016, SENAO added two seats of independent directors to the Board of Directors; therefore, total seats of SENAO’s Board of Directors increased to nine.

According to the Company Act in Taiwan, the directors, including independent directors, of the company shall be elected by the stockholders during the stockholders’ meeting among the persons nominated by the stockholders.  In addition, a director, including independent director, may be removed at any time by a stockholders’ resolution made during the stockholders’ meeting. Therefore, a stockholder has power to direct an appointment and removal of board of directors of an investee if he or she has a majority interest in the investee. As stipulated under the third item of the Agreement above, through the support of large beneficial stockholders of SENAO, which are directly and indirectly owned by the Sellers and hold over 30% of interest in SENAO, Chunghwa has control over the appointment of four non-independent directors out of nine seats of the Board of Directors and one independent director who was appointed by Chunghwa and approved by SENAO stockholders’ meeting even though Chunghwa holds directly 28.93% of interest in SENAO and through the stockholder agreement with the Sellers control on an additional 30% of the voting rights at the stockholders meeting. Therefore, because of the Agreement, Chunghwa has in effect over 51% of total voting rights which provide Chunghwa the ability to appoint and remove the majority of the directors and Chunghwa can exercise power over decisions made by SENAO’s directors and has control over the governance of SENAO through Chunghwa’s power over a majority of SENAO’s directors (i.e. 4 non-independent and 1 independent directors of total 9 directors).

Based on the above, in future filings we would clarify that our control over the governance of SENAO through Chunghwa’s power over a majority of SENAO’s directors and remain in control over SENAO’s relevant activities.

Involvement of SENAO’s Relevant Activities

Most of SENAO’s revenue comes from sales of mobile handsets and the rest of its revenue mainly comes from sales of peripherals and repair services.  Thus, SENAO’s relevant activities are sales of mobile handsets.  According to the agreement between Chunghwa and the Sellers, SENAO has become Chunghwa’s exclusive mobile handset distributor and most of Chunghwa’s stores have SENAO’s sales counters and sales staffs in order to sell mobile handset to Chunghwa’s customers.  In SENAO’s retail stores, Chunghwa’s mobile service products plans are also available for customers.  In addition, Chunghwa has decision making power on the marketing and sales strategy of SENAO’s mobile handsets and Chunghwa’s telecommunication service plan, including mobile bundle services.  For example, Chunghwa would determine the selling price of SENAO’s mobile handsets in the mobile bundle service plans and Chunghwa has the power to direct the marketing and sales strategies and decides which mobile bundle service plan and mobile handsets will be the key promotional products in both Chunghwa’s stores and SENAO’s retail stores. Chunghwa also includes SENAO’s handset sales information in Chunghwa’s internal management report to adjust develop or revise the marketing and sales strategy in time.  For the year ended December 31, 2017, more than 50% of SENAO’s revenue related to Chunghwa’s business.  Furthermore, Chunghwa could request SENAO to attain the annual profit target, and examine SENAO’s annual budget plans and plans to make significant investments, etc.

Given such facts aforementioned, Chunghwa has existing rights to direct the relevant activities of SENAO (IFRS10.10); in addition, since Chunghwa could request SENAO to meet the profit target through its involvement, Chunghwa’s returns are affected by such involvement (IFRS10.17).  Accordingly, Chunghwa has the power over SENAO (IFRS10.7(a)) and has the ability to use its power over SEANO to affect the amount of SENAO’s returns (IFRS10.7(c)).

The Stockholders and Appropriation of Earnings of SENAO

Since Chunghwa and large beneficial stockholders of SENAO hold at least 60% equity shares of SENAO, this is still in compliance with the fifth item in the Agreement. Considering the absolute and relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company concluded that Chunghwa has a sufficiently dominant voting interest to direct the relevant activities of SENAO through the support of large beneficial stockholders of SENAO.

The appropriation of SENAO’s earnings, normally paying the dividends, is based on each stockholder’s shareholding percentage. The amount of SENAO’s earnings to be appropriated is highly related to the performance of SENAO. In this regard, it meets the statements described in IFRS10.15 and IFRS10.16 and thus Chunghwa is exposed to variable returns from Chunghwa’s involvement with SENAO (IFRS10.7(b)).

Conclusion

In conclusion, we believe Chunghwa has (a) the power over the SEANO, through the ability to appoint the majority of the board of directors; (b) exposure, or rights, to variable returns from its involvement with the SEANO; and (c) the ability to use its power over SENAO to affect the amount of SEANO’s returns, as defined in IFRS 10.7. Consequently, the accounts of SENAO are included in Chunghwa’s consolidated financial statements.

Yours truly,

Chunghwa Telecom Co., Ltd.

/s/ Shui-Yi Kuo
Chief Financial Officer Shui-Yi Kuo

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